50
3/11/02



KJ 3/6

02007644

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SECURI... ...MISSION
Washington, D.C. 20549


RECEIVED
MAR 0 1 2002
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADIA CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
403 COLUMBIA ST - SUITE 500
(No. and Street)

SEATTLE | WA | 98104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SAMUEL S. HEMINGWAY 206-357-9107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

999 THIRD AVENUE SUITE 3500 SEATTLE WA 98104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KJ 3/18

OATH OR AFFIRMATION

I, Michael J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascadia Capital Securities, LLC, as of December 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title


CATHERINE L. PASQUAN
COMMISSION EXPIRES
NOTARY
PUBLIC
3-30-2003
STATE OF WASHINGTON

Catherine L. Dasquan

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Cascadia Capital Securities, L.L.C. (a wholly owned subsidiary of
Cascadia Capital, L.L.C.)
For the Year Ended December 31, 2001
with Report and Supplementary Report of Independent Auditors

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Financial Statements and Supplemental Information Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

To the Member
Cascadia Capital Securities, L.L.C.

We have audited the accompanying statement of financial condition of Cascadia Capital Securities, L.L.C. (the Company) (a wholly owned subsidiary of Cascadia Capital, L.L.C.) as of December 31, 2001, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascadia Capital Securities, L.L.C. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company is a wholly owned subsidiary of Cascadia Capital, L.L.C. On a consolidated basis, Cascadia Capital, L.L.C. has a working capital deficiency and historically has been financed by related parties. These conditions raise substantial doubt about Cascadia Capital, L.L.C.'s ability to continue as a going concern. Because of the aforementioned conditions, Cascadia Capital, L.L.C.'s actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether the Company will continue as a going concern. The 2001 financial statements of the Company do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2002

Ernst + Young LLP

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$50,661
Total assets	$50,661
Liabilities and member's equity	
Liabilities:	
Accounts payable	$26,414
Accounts payable to Parent	7,489
Total liabilities	33,903
Member's equity	16,758
Total liabilities and member's equity	$50,661

See accompanying notes.

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Statement of Income

Year ended December 31, 2001

Revenues	
Success fees	$ 464,159
Consulting income	885,250
Interest income	60
	1,349,469
Expenses	
Parent share expense	1,282,455
General and administrative	20,155
Professional fees	32,224
Regulatory fees	8,877
Total expenses	1,343,711
Net income	$ 5,758

See accompanying notes.

Cascadia Capital Services, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Statement of Changes in Member's Equity

Year ended December 31, 2001

	Capital Contributed	Accumulated (Deficit) Income	Total
Balance at January 1, 2001	$11,811	$ (811)	$11,000
Net income	–	5,758	5,758
Balance at December 31, 2001	$11,811	$4,947	$16,758

See accompanying notes.

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 5,758
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expense	5,000
Increase in accounts payable	26,414
Increase in accounts payable to Parent	2,278
Net cash provided by operating activities	39,450
Cash at beginning of year	11,211
Cash at end of year	$50,661

See accompanying notes.

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Notes to Financial Statements

December 31, 2001

1. Organization and Nature of Business

Cascadia Capital Securities, L.L.C. (the Company) is a wholly owned subsidiary of Cascadia Capital, L.L.C (the Parent). The Company was formed on December 1, 2000 (date of inception) for the principal purpose of acting as a broker-dealer and investment advisor focusing on companies in emerging growth industries in the states of Washington, Oregon, Idaho, Alaska, Montana, and Utah and the province of British Columbia. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is dependent on the viability of the Parent for its operations. On a consolidated basis, the Parent has a working capital deficiency and historically has been financed by a related party. These conditions raise substantial doubt about the Parent's ability to continue as a going concern. The Parent expects it will continue to fund its operations through related-party financings. Because of the aforementioned conditions relating to the Parent, the Parent's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether the Company will continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash

Cash consists of balances on hand and on deposit with banks and other financial institutions.

2. Significant Accounting Policies (continued)

Accounts Payable

Accounts payable represent amounts due to vendors for goods and services received. Fair value of accounts payable is determined by management and approximates carrying value.

Revenue Recognition

Consulting income represents monthly fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned.

Success fees include fees earned from providing introductory and advisory services to companies involved in financing activities. Success fees are recorded at the time the financing is completed and the income is reasonably determinable.

Interest income is recognized when earned.

Income Taxes

No provision for federal or state income taxes has been made in the accompanying financial statements as such taxes, if any, are the responsibility of the member.

3. Related-Party Transactions

In December 2001, the Company transferred its third-party accounts receivable of $170,750, less deferred revenues of $45,500, at their carrying value to its Parent.

The Company is charged for the operational expenses incurred by its Parent on behalf of the Company. These amounts totaled $1,282,455 during the year ended December 31, 2001, of which $7,489 is payable to the Parent as of December 31, 2001.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not be lower than one-fifteenth of aggregate indebtedness or $5,000. At December 31, 2001, the Company had net capital of $16,758, which was $11,758 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.58-to-1.

Supplemental Information

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net capital	
Total member's equity	$ 16,758
Net capital	$ 16,758
Aggregate indebtedness	
Total liabilities	$ 33,903
Less: Accounts payable to Parent	(7,489)
	$ 26,414
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 11,758
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 11,758
Ratio of aggregate indebtedness to net capital	1.58-to-1

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2001, computed by Cascadia Capital Securities, L.L.C. in its unaudited Form X-17a-5a, Part IIA, as filed with the National Association of Securities Dealers, Inc. on February 28, 2002, does not differ materially from the above computation, which is based on information derived from audited financial statements.

Cascadia Capital Securities, L.L.C.
(a wholly owned subsidiary of Cascadia Capital, L.L.C.)

Schedule II
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from provisions of SEC Rule 15c3-3 under paragraph (k)(3) of the Rule by order of the Securities and Exchange Commission.

Supplementary Report

ERNST & YOUNG

■ Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

■ Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Member
Cascadia Capital Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Cascadia Capital Securities, L.L.C. (the Company) (a wholly owned subsidiary of Cascadia Capital, L.L.C.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2002

Ernst + Young LLP